UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

STERLING BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

85917W102

(CUSIP Number)

November 17, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85917W102

1.	Names of Reporting Person: Scott J. Seligman, as trustee of the Scott J. Seligman Revocable Living Trust
2.	Check the Appropriate Box If A Member of A Group:	(a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power:	3,641,401
	6.	Shared Voting Power:	-0-
	7.	Sole Dispositive Power:	3,641,401
	8.	Shared Dispositive Power:	-0-
9.	Aggregate Amount Beneficially Owned By Each Reporting Person:	3,641,401
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented By Amount In Row (9):	7.3% (See Item 4 herein).
12.	Type of Reporting Person:	IN

Page 2 of 7 Pages

Item 1(a).	Name of Issuer: Sterling Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Towne Square, Suite 1900 Southfield, MI 48076
Item 2(a).	Name of Persons Filing (collectively, “Reporting Person”): Scott J. Seligman, individually and as the settlor, trustee and beneficiary of the Scott J. Seligman Revocable Living Trust

Item 2(b).	Address of Principal Business Office, or if None, Residence:
The principal business address for Mr. Seligman and the Scott J. Seligman Living Revocable Trust (the “Trust”) is One Towne Square, 26100 Northwestern Highway Suite 1913, Southfield, Michigan 48076.
Item 2(c).	Citizenship or place or organization: Mr. Seligman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:
Common Stock, no par value.
Item 2(e).	CUSIP Number:
85917W102

Page 3 of 7 Pages

Item 3.	If this Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Page 4 of 7 Pages

Item 4.	Ownership.

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Scott J. Seligman(1)	3,641,401	(2)	7.3%	3,641,401	(2)	0	3,641,401	(2)	0

(1)	Mr. Seligman is deemed to beneficially own the shares beneficially owned by the Scott J. Seligman Revocable Living Trust (the “Trust”) for which he was the settlor, is the trustee and the beneficiary, and as to which he has sole voting and investment powers.
(2)	The number of shares reported as beneficially owned represents the total as of the filing date of this Schedule 13G, and takes into account dispositions of shares since November 16, 2017. The number of shares that were held by the Trust as of November 16, 2017, the date that Sterling Bancorp, Inc., went public, was 4,684,000, as reported on a Form 3 filed with the SEC on November 21, 2017. On November 21, 2017, the Trust sold 758,929 shares as described on a Form 4 filing that indicated the Trust was no longer subject to Section 16 of the Securities Exchange Act. On December 4, 2017, the Trust sold an additional 233,670 shares. On January 30, 2020, the Trust transferred 50,000 shares to the Scott J. Seligman Foundation. Mr. Seligman disclaims beneficial ownership of the shares owned by the Scott J. Seligman Foundation.

* As of October 5, 2020 (based on 49,973,861 shares of the Issuer’s Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer for the quarter ended September 30, 2020).

Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2021

SCOTT J. SELIGMAN

/s/ Scott J. Seligman
Scott J. Seligman

Page 7 of 7 Pages